SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  April 3, 2001

                      ANANGEL-AMERICAN SHIPHOLDINGS LIMITED
                 (Translation of registrant's name into English)

               P.O. BOX 75247, KALLITHEA, ATHENS GR 176-10, GREECE
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F [X]       Form 40-F [ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes [ ]             No [X]


[If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________.]

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ITEM 5.     OTHER EVENTS.

On April 3, 2001, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1, announcing the result of its extraordinary general meeting held on March 30, 2001.

Additionally, on May 2, 2001 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.2, announcing the sale of four of its vessels.

The sale of the vessels is part of the Registrant's plan to dispose of certain vessels in its efforts to broaden the scope of its existing activities in the shipping industry. As a result, the Registrant granted interests represented by Anna Kanellakis an option to purchase four vessels at fair market value.

Anna Kanellakis is the sister of John Angellicoussis, the chairman and president of the Registrant, each of whose interests together equally control Anangel Integrity Compania Naviera S.A. and Angellicoussis Shipholding Group Limited, who together own approximately 78% of the Registrant's shares. Over the last several years the Kanellakis family interests have developed a growing direct involvement in shipping and intend to further develop this involvement in the future. In order to avoid any possible future conflicts of interest with the Registrant, the Kanellakis family interests have sold their interests in the Registrant to interests represented by John Angellicoussis.

The sale of the four vessels facilitates this transaction and disposes of the vessels that the Registrant intended to divest itself of in order to broaden its activities in the shipping industry.

ITEM 7.     FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(c)  Exhibits

Exhibit 99.1            Press release of the Registrant, dated April 3, 2001.

Exhibit 99.2            Press release of the Registrant, dated May 2, 2001.

            Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.


                                 ANANGEL-AMERICAN SHIPHOLDINGS LIMITED



                                 By:  /s/ Demetrios A. Stylianou
                                      ----------------------------------------
                                      Demetrios A. Stylianou
                                      Treasurer and Chief Financial Officer

Dated:  May 17, 2001